Mail Stop 3561

November 18, 2009

John R. Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
1401 Wynkoop St., Suite 500
Denver, CO 80202

      Re: Chipotle Mexican Grill, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed February 19, 2009
              File No. 001-32731

Dear Mr. Hartung:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Joseph A. Foti
              Senior Assistant Chief Accountant